Exhibit 99.1

GFL Environmental Inc. Announces Results from Annual General Meeting of Shareholders

VAUGHAN, ON, May 14, 2025 – GFL Environmental Inc. (NYSE: GFL) (TSX: GFL) (“GFL” or the “Company”) announced the voting results from its annual general meeting of shareholders held today virtually via live audio webcast.

Shareholders of the Company voted in favour of all items of business, including the election of each of the director nominees as follows:

Name of Nominee	Votes FOR	%	Votes WITHHELD	%
(a) Patrick Dovigi	408,801,093	94.42%	24,168,125	5.58%
(b) Dino Chiesa	346,112,656	79.14%	91,244,670	20.86%
(c) Violet Konkle	428,092,900	98.87%	4,876,320	1.13%
(d) Sandra Levy	356,489,049	81.51%	80,868,278	18.49%
(e) Jessica McDonald	356,449,998	81.50%	80,907,329	18.50%
(f) Arun Nayar	346,717,659	79.28%	90,639,668	20.72%
(g) Paolo Notarnicola	340,369,808	77.82%	96,987,519	22.18%
(h) Ven Poole	428,134,474	98.88%	4,834,746	1.12%

Final voting results on all matters voted on at the meeting will be filed on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

About GFL

GFL, headquartered in Vaughan, Ontario, is the fourth largest diversified environmental services company in North America, providing a comprehensive line of solid waste management services through its platform of facilities throughout Canada and in 18 U.S. states. Across its organization, GFL has a workforce of approximately 15,000 employees.

For more information:
Patrick Dovigi
+1 905 326-0101
pdovigi@gflenv.com